Mark C. Lee
Tel (916)442-1111
Fax (916) 448-1709
leema@gtlaw.com

October 19, 2011

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention: Re:
Jeffrey Jaramillo, Accounting Branch Chief
Martin James, Senior Assistant Chief Accountant
Dennis Hult, Reviewing Accountant

GC China Turbine Corp.
Item 4.01 Form 8-K dated September 21, 2011 as Amended
Filed September 27, 2011
Amendment Filed October 6, 2011
File No. 001-33442

ALBANY
AMSTERDAM
ATLANTA
AUSTIN
BERLIN**
BOSTON
BRUSSELS**
CHICAGO
DALLAS
DELAWARE
DENVER
FORT LAUDERDALE
HOUSTON
LAS VEGAS
LONDON*
LOS ANGELES
MIAMI
MILAN**
NEW JERSEY
NEW YORK
ORANGE COUNTY
ORLANDO
PALM BEACH COUNTY
PHILADELPHIA
PHOENIX
ROME**
SACRAMENTO
SHANGHAI
SILICON VALLEY
TALLAHASSEE
TAMPA
TOKYO**
TYSONS CORNER
WASHINGTON, D.C.
WHITE PLAINS
ZURICH

* OPERATES AS GREENBERG TRAURIG MAHER LLP

**STRATEGIC ALLIANCE

Gentlemen:

This letter responds to comments on the above-referenced filing (the “Form 8-K”) by our client, GC China Turbine Corp., a Nevada corporation (the “Company”), provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 12, 2011.  The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. We are including a courtesy marked copy of the Company’s Amendment No. 2 to Current Report on Form 8-K/A (“Amendment No. 2”) indicating the changes made thereon from the previous Form 8-K filed with the Commission.

Form 8-K dated September 21, 2011 and filed September 27, 2011 as amended on October 6, 2011

Item 4.01

1.
SEC Comment:  We note your response to prior comment 1 and the revised disclosure in your amended Item 4.01 8-K. However, your disclosure does not tell investors the nature of prior-year financial matters referenced in the e-mail, including for example, whether these financial matters relate to transactions that were not timely recorded or not adequately supported; or there were inadequate cut off procedures; or failed controls surrounding a particular function. Please amend your Form 8-K Item 4.01 and expand your disclosure to clearly disclose to the investor the nature of the individual financial matters identified by your auditor in its e-mail and which, if true, may materially impact on your financial statements. Refer to Item 304(a)(1)(v) and 304(b) of Regulation S-K.

GREENBERG TRAURIG, LLP■ATTORNEYS AT LAW■WWW.GTLAW.COM
1201 K Street, Suite 1100■Sacramento, California 95814■Tel 916.442.1111■Fax 916.448.1709

Securities and Exchange Commission
Division of Corporation Finance
October 19, 2011

_____________________

Company Response:  The Company respectfully informs the Staff that it has revised Item 4.01 of Amendment No. 2 accordingly.

***

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated October 12, 2011.  In the event the Staff has no further comments, we would appreciate written correspondence to that effect.  Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgment.

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s management located in China.  If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark C. Lee Mark C. Lee Shareholder

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporation Finance
October 19, 2011

_____________________

ACKNOWLEDGEMENT

In connection with GC China Turbine Corp.’s (the “Company”) letter dated October 19, 2011 addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GC China Turbine Corp.

/s/ Chen Guijun
Chen Guijun, Chief Financial Officer

GREENBERG TRAURIG, LLP

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A
(Amendment No. 2)

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 21, 2011

GC CHINA TURBINE CORP.
(Exact Name of Registrant as Specified in its Charter)

Nevada	**001-33442**	**98-0536305**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Guoce Sci. & Tech. Industrial Park, 1 Guoce Rd,
Miaoshan Economic Development Zone, Jiangxia District, Wuhan,
430223,
People's Republic of China
(Address of Principal Executive Office) (Zip Code)

Registrant's telephone number, including area code: **+8627-8798-5051**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2 below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EXPLANATORY NOTE

~~This Current Report on Form 8-K/A amends the Current Report on Form 8-K filed by~~ GC China Turbine Corp. (the "Company") ~~on September 27, 2011~~is filing this Amendment No. 2 to its Current Report on Form 8-K which was originally filed with the Securities and Exchange Commission ("SEC") on September 27, 2011, as amended on October 6, 2011, to incorporate the Company's revisions and responses to a ~~letter of~~ comment letter from the staff of the ~~Securities and Exchange Commission~~SEC dated ~~as of September 29~~ October 12, 2011.

Item 4.01. Changes in Registrant's Certifying Accountant.

(a) Dismissal of Previous Principal Independent Registered Public Accounting Firm.

i. Effective September 21, 2011, the Board of Directors of the Company approved the dismissal of Deloitte Touche Tohmatsu CPA Ltd. ("DTTC") as the Company's principal independent registered public accounting firm because of high review and audit costs.

ii. DTTC's reports on the Company's consolidated financial statements as of and for the fiscal years ended December 31, 2009 and 2010 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

iii. During the Company's two most recent fiscal years (ended December 31, 2009 and 2010) and during the subsequent interim period through September 21, 2011, there were (1) no disagreements with DTTC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of DTTC, would have caused DTTC to make reference to the subject matter of the disagreements in connection with its reports, and (2) except as noted below, no events of the type listed in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K.

(A) On September 16, 2011, DTTC received an anonymous email alleging certain prior-year financial matters which, if true, may have a material impact on the Company's consolidated financial statements. On September 22, 2011, DTTC communicated to the Company's Board of Directors and management the contents of this email and DTTC requested that the Company investigate the allegations made therein, but DTTC has expressed no view as to whether or not such allegations have merit.

(B) The nature of the financial matters referenced in the email~~, if true,~~ concern the validity of certain transactions and account balances. Specifically, the anonymous email alleges (x) fraudulent fund transfers resulting in incorrect accounts payable balances, (y) a fabricated contract for the purposes of transferring funds outside the Company, and (z) a fake payment entry from a customer. If some or all of the foregoing financial matters prove true, they may impact certain balance sheet accounts of the Company including but not necessarily limited to accounts payable, cash, accounts receivable and inventory and may also impact certain income statement accounts including sales and cost of goods sold. However, at this time, no determination has been made as to the existence, materiality or material impact of any of such financial matters and based on the nature of the communication, it is unclear as to which periods the allegations would impact if proven true.

(C) Upon the Company's receipt of such correspondence from DTTC, management immediately established a special team to investigate the contents of the anonymous email. At this stage, based on management's investigation results, management believes there is no evidence to indicate that the claims have merit. Due to the short time under which management has had to conduct a preliminary investigation, it is the intent of the Board to continue and complete the investigation, including having such investigation led by its independent Board members.

(D) The Company has authorized DTTC to respond fully to inquiries of the successor accountant, Schwartz Levitsky Feldman LLP, whose engagement is noted in Item 4.01(b) below, concerning the foregoing reportable events.

(E) The cessation of the Company's relationship with DTTC is completely unrelated to this anonymous email and the allegations therein.

iv. The Company provided DTTC with a copy of this disclosure on October ~~4~~19, 2011, providing DTTC with the opportunity to furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the statements made by the Company in respect of Item 304 and if not, stating the respects in which it does not agree. A letter from DTTC dated October ~~6,~~19, 2011 is attached as Exhibit 16.1 to this current report.

(b) Engagement of New Principal Independent Registered Public Accounting Firm.

i. Concurrent with the decision to dismiss DTTC as the Company's principal independent registered public accounting firm, effective September 21, 2011, the Board approved the engagement of Schwartz Levitsky Feldman LLP ("SLF") as the Company's new principal independent registered public accounting firm.

ii. During the Company's most recent fiscal years (ended December 31, 2009 and 2010) and through the subsequent interim period to September 21, 2011, the Company did not consult SLF with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that SLF concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of either a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits.*

Exhibit Number	Description
16.1	Letter from Deloitte Touche Tohmatsu CPA Ltd. to the U.S. Securities and Exchange Commission dated October ~~6~~ 19, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October ~~6~~ 19, 2011

GC CHINA TURBINE CORP.

By: /s/ Chen Guijun
Chen Guijun
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from Deloitte Touche Tohmatsu CPA Ltd. to the U.S. Securities and Exchange Commission dated October ~~6~~ 19, 2011.